Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Three Months Ended	Six Months Ended
	6/30/2012	6/30/2012
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$77	$161
One-Third of Rents, Net of Income from Subleases	7	14

Total Fixed Charges	$84	$175

Earnings:
Income Before Income Taxes	$565	$1,168
Fixed Charges	84	175

Total Earnings	$649	$1,343

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.73x	7.67x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$132	$274
One-Third of Rents, Net of Income from Subleases	7	14

Total Fixed Charges	$139	$288

Earnings:
Income Before Income Taxes	$565	$1,168
Fixed Charges	139	288

Total Earnings	$704	$1,456

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.06x	5.06x